EXHIBIT 12

THE LIMITED, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands except ratio amounts)

	Thirteen Weeks Ended
	April 29, 2000		May 1, 1999
Adjusted Earnings
Income before income taxes	$111,950		$80,451
Portion of minimum rent ($182,423 in 2000 and $182,178 in 1999) representative of interest
	60,808		60,726
Interest on indebtedness	14,008		16,790
Minority interest	10,861		8,420

Total earnings as adjusted	$197,627		$166,387

Fixed Charges
Portion of minimum rent representative of interest
	$60,808		$60,726
Interest on indebtedness	14,008		16,790

Total fixed charges	$74,816		$77,516

Ratio of earnings to fixed charges	2.64	x	2.15	x